

November 17, 2010

Kevin W. Laudenslager
Chief Financial Officer
Mid Penn Bancorp, Inc.
349 Union Street
Millersburg, Pennsylvania 17061

> **Re:** **Mid Penn Bancorp, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Form 10-Q for the quarterly period ended March 31, 2010**
> **Form 10-Q for the quarterly period ended June 30, 2010**
> **Form 10-Q for the quarterly period ended September 30, 2010**
> **File No. 001-13677**

Dear Mr. Laudenslager:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kathryn McHale
Senior Attorney Advisor